SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) July 16, 2003
                                                  ....

RAYMOND JAMES FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

      Florida   1-9109   No. 59-1517485
....
(State or other jurisdiction of   (Commission   (I.R.S. Employer
 incorporation or organization)   File Number)   Identification No.)

 880 Carillon Parkway, St. Petersburg, Florida 33716
....
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code (727) 567-1000
                                                    ....

_____
(Former name or former address, if changed since last report.

ITEM 7. EXHIBITS

       (c) exhibits

          99.1 Raymond James Financial Inc.'s Press Release dated July 16, 2003

Item 9.   REGULATION FD DISCLOSURE

       Pursuant to Item 12, Raymond James Financial, Inc. (the Company) is
       furnishing under Item 9 of this Current Report on Form 8-K the
       information included as Exhibit 99.1 to this report. Exhibit 99.1 is
       the Company's second quarter 2003 financial press release issued on
       July 16, 2003. The press release includes instructions as to how and
       when to access the Company's complementary quarterly conference call
       that will be available to all interested persons telephonically and by
       webcast through the Company's website.